WRITER'S DIRECT DIAL NUMBER 212-373-3124 WRITER'S DIRECT FACSIMILE 212-492-0124 WRITER'S DIRECT E-MAIL ADDRESS dhuntington@paulweiss.com

November 2, 2012

Via EDGAR

Mr. Justin Dobbie
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Dana Holding Corporation
Form 10-K for the year ended December 31, 2011
Filed February 23, 2012
File No. 001-01063

Dear Mr. Dobbie:

On behalf of Dana Holding Corporation (“Dana”), we confirm receipt of your comment letter dated October 25, 2012.  Dana will provide the requested response by November 16, 2012.

Very truly yours,

/s/ David S. Huntington
David S. Huntington

cc.           Rodney R. Filcek
Dana Holding Corporation